EXHIBIT 99.1

Manchester United Appoints Cliff Baty As Chief Financial Officer

MANCHESTER, England – October 26, 2015 – Manchester United (NYSE:MANU) – one of the most popular and successful sports teams in the world – today announced that Cliff Baty will be joining the Club as Chief Financial Officer.

“We are very pleased to welcome Cliff to the Club,” said Ed Woodward, Executive Vice Chairman. “He is a proven finance executive who brings a wealth of international business experience, and will be an excellent addition to our senior management team.”

Since 2013, Mr. Baty (45) has served as Chief Financial Officer and member of the Board of Directors of Sportech plc, a leading pool betting operator and technology supplier. Prior to Sportech, he worked for several years at Ladbrokes plc in a number of senior finance roles including Finance Director of its eGaming and International businesses, as well as Ladbrokes businesses in Spain, Italy, and South Africa. Before that he was Group Financial Controller of Hilton Group plc. He qualified as a Chartered Accountant with Ernst & Young, where he worked for 10 years.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 137-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Investor Relations:
Samanta Stewart
+44 207 054 5928
ir@manutd.co.uk
or
Media:
Philip Townsend
Manchester United plc
+44 161 868 8148
philip.townsend@manutd.co.uk
or
Jim Barron / Michael Henson
Sard Verbinnen & Co
+ 1 212 687 8080/+44 (0)20 3178 8914
JBarron@SARDVERB.com